SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1 Exit Filing)*

Warner Music Group Corp.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

934550203

(CUSIP Number)

January 6, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Nancie Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
	5	SOLE VOTING POWER

NUMBER OF		241,712(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,926,399(1)
WITH	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,926,399(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

 __________________

(1)	Ms. Cooper beneficially owns a total of 5,926,399 shares of Class A common stock; 241,712 shares are owned directly by Ms. Cooper and 5,684,687 shares are held indirectly through the Cooper 2020 Family Trust, of which Ms. Cooper and Ms. Lavin are the trustees. Ms. Cooper retains sole dispositive power as to 5,926,399 shares. Ms. Cooper and Ms. Lavin, as trustees, share voting power over 5,684,687 shares.
(2)	All percentages calculated in this Amendment No.1 to Schedule 13G (“Amendment”) are based upon an aggregate of 136,075,422 shares of Class A common stock outstanding as of January 6, 2022, as reported in the Issuer’s proxy statement of Schedule DEF14A, as filed with the Securities and Exchange Commission on January 19, 2022.

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CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Cooper 2020 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,684,687(1)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,684,687(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

 ____________________

(1)	5,684,687 shares of Class A common stock are held indirectly through Cooper 2020 Family Trust, of which Ms. Cooper and Ms. Lavin are the trustees. Ms. Cooper retains sole dispositive power. Ms. Cooper and Ms. Lavin, as trustees, share voting power over these shares.
(2)	All percentages calculated in this Amendment are based upon an aggregate of 136,075,422 shares of Class A common stock outstanding as of January 6, 2022, as reported in the Issuer’s proxy statement of Schedule DEF14A, as filed with the Securities and Exchange Commission on January 19, 2022.

3

CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Nancie Cooper and Monica Lavin as trustees of the Cooper 2020 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,684,687(1)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,684,687(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

 __________________

(1)	5,684,687 shares of Class A common stock are held indirectly through the Cooper 2020 Family Trust, of which Ms. Lavin and Ms. Cooper are the trustees. Ms. Cooper retains sole dispositive power. Ms. Lavin and Ms. Cooper, as trustees, share voting power over these shares.

(2)	All percentages calculated in this Amendment are based upon an aggregate of 136,075,422 shares of Class A common stock outstanding as of January 6, 2022, as reported in the Issuer’s proxy statement of Schedule DEF14A, as filed with the Securities and Exchange Commission on January 19, 2022.

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CUSIP No. 934550203

Explanatory Note:

This Amendment amends, in its entirety, the statement on Schedule 13G originally filed on February 22, 2021 by the Reporting Person. This Amendment is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer, based upon an aggregate of 136,075,422 shares of Class A common stock outstanding as of January 6, 2022, as reported in the Issuer’s proxy statement of Schedule DEF14A, as filed with the Securities and Exchange Commission on January 19, 2022. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 1.

(a)       Name of Issuer:

Warner Music Group Corp. (the “Issuer”)

(b)       Address of Issuer’s Principal Executive Offices:

1633 Broadway
New York, NY 10019

Item 2.

(a)       Name of Person Filing:

Nancie Cooper

Monica Lavin

Cooper 2020 Family Trust

(b)       Address of Principal Business Office or, if none, Residence

Nancie Cooper’s address is 21 East 12th Street, New York, NY 10003.

Monica Lavin’s address is the Ritz Carleton White Plains, 5 Renaissance Square, 14D, White Plains, NY 10601.

The principal business address of the Cooper 2020 Family Trust is 138 Cobble Road, Kent CT 06757.

(c)       Citizenship:

Nancie Cooper: citizen of the United States.

Monica Lavin: citizen of the United States

Cooper 2020 Family Trust: a New York trust.

(d)       Title of Class of Securities:

Class A common stock, par value $0.001 per share (the “Class A common stock”)

(e)       CUSIP Number:

934550203

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CUSIP No. 934550203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[_] An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

  Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Nancie Cooper	5,926,399 shares of Class A common stock (1)	4.4%(2)	241,712	5,684,687 shares of Class A common stock(1)	5,926,399 shares of Class A common stock(1)	0

Cooper 2020 Family Trust	5,684,687 shares of Class A common stock(1)	4.2%(2)	0	5,684,687 shares of Class A common stock(1)	0	0

Nancie Cooper and Monica Lavin, as trustees of the Cooper 2020 Family Trust	5,684,687 shares of Class A common stock (1)	4.2%(2)	0	5,684,687 shares of Class A common stock(1)	0	0

___________________

(1)	Ms. Cooper beneficially owns a total of 5,926,399 shares of Class A common stock; 241,712 shares are owned directly by Ms. Cooper and 5,684,687 shares are held indirectly through the Cooper 2020 Family Trust, of which Ms. Cooper and Ms. Lavin are the trustees. Ms. Cooper retains sole dispositive power as to 5,926,599 shares. Ms. Cooper and Ms. Lavin, as trustees, share voting power over 5,684,687 shares.

(2)	All percentages calculated in this Amendment are based upon an aggregate of 136,075,422 shares of Class A common stock outstanding as of January 6, 2022, as reported in the Issuer’s proxy statement of Schedule DEF14A, as filed with the Securities and Exchange Commission on January 19, 2022.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2022

/s/ Nancie Cooper
Name: Nancie Cooper

Cooper 2020 Family Trust
By: /s/ Nancie Cooper
Name: Nancie Cooper
Title: Trustee

By: /s/ Monica Lavin
Name: Monica Lavin
Title: Trustee

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